Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India
Tel: 91 40 2373 1946
Fax: 91 40 2373 1955
www.drreddys.com
April 13, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
United States of America
Re:	Dr. Reddy’s Laboratories Limited Form 20-F for Fiscal Year Ended March 31, 2008 Letter from Securities and Exchange Commission dated April 1, 2009 File No. 001-15182

Dear Mr. Rosenberg:
This letter is sent to you in reference to your letter dated April 1, 2009 requesting information in connection with Dr. Reddy’s Laboratories Limited’s Form 20-F for the fiscal year ended March 31, 2008. We set forth below our responses to your letter. For your convenience, your requests for supplemental information have been restated below in italics.
Item 18. Financial Statements
Notes to the Consolidated Financial Statements
Allowances for sales returns, page F-41
1.	Please refer to your response to our prior comment number two. Please confirm that you will include the information provided in your response in your future Form 20-F filings beginning with the year ended March 31, 2009, if material to net income.
Response: The Staff’s comment is duly noted. We hereby confirm that in our future Form 20-F filings beginning with the year ended March 31, 2009, in the event there is a material change in our estimates relating to our sales return provision, we will include a discussion on the matters which led to such change in the estimates and their impact on our net income in the Management Discussion and Analysis section of Item 5, Operating and Financial Review and Prospectus, of such future Form 20-F filings.
* * * * *

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
April 13, 2009

We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our SEC filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any concerns or questions, please call me at the number listed above.
Respectfully submitted,
Dr. Reddy’s Laboratories Limited

By:	/s/ Umang Vohra
Umang Vohra
Chief Financial Officer